FAIRBORNE ENERGY TRUST

06010603

SUPPL

January 16, 2006

United States Securities and Exchange Commission
450 – 5th Street NW
Washington, DC 20549

To Whom It May Concern:

As part of our exemption pursuant to Rule 12g3-2(B) I am attaching Fairborne Energy Trust's, file #82-34863, latest filings with SEDAR part of the Canadian Securities Administration.

If you have any questions or need anything further please contact me Marci Morton at (403) 290-3221.

Regards

FAIRBORNE ENERGY TRUST

Marci Morton

Marci Morton
Executive Assistant & Office Manager

FAIRBORNE ENERGY TRUST

PRESS RELEASE

FAIRBORNE ENERGY TRUST
CONFIRMS MONTHLY DISTRIBUTION OF CDN $0.13 PER UNIT

January 16, 2006
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.13 per trust unit for the month of January 2006. The distribution will be paid on February 15, 2006 to Unitholders of record on January 31, 2006. The ex-distribution date is January 27, 2006.

Fairborne Energy Trust is a conventional oil and gas income trust that was formed through the corporate reorganization of Fairborne Energy Ltd., completed on June 1, 2005. Trust units of Fairborne are traded on the Toronto Stock Exchange under the symbol FEL.UN. Exchangeable shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel.: (403) 290-7759 Fax.: (403) 290-7751
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and CFO
Tel.: (403) 290-3217 Fax.: (403) 290-7751
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Forward Looking Statements - Certain information regarding the Trust set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FAIRBORNE ENERGY TRUST

PRESS RELEASE

FAIRBORNE ENERGY TRUST

January 10, 2006
Calgary, Alberta

Fairborne Energy Trust ("Fairborne" or the "Trust") today provided an operational update and its 2006 capital program.

The Trust's Board of Directors approved the 2006 capital program of $52 million that will be invested with 90% directed towards drilling, completion and tie in activities, 5% towards major facilities construction and 5% allocated to land and seismic.

"Our drilling focused strategy to offset production declines and provide annual production growth on a per unit basis is evidenced by our 2006 capital program" said Steven R. VanSickle, President and CEO of Fairborne. "The 2006 program includes drilling 53 net working interest wells, the majority of which are in the second half of the year. With 80% of these wells focused in our CBM property at Clive and the Columbia/Harlech area, we expect our capital efficiencies to remain very strong."

The Trust's current production is 11,200 boe/d and 2006 production is expected to average between 11,500 and 11,600 boe/d with a forecasted exit rate of 12,000 boe/d. The foregoing estimates are based on and assuming estimated decline rates, the drilling and tie-in of successful wells being completed on schedule, historical success rates of development wells and do not include volumes for potential exploration successes from the farmout agreement with Fairquest Energy Limited. Current behind pipe volumes are 500 boe/d, the majority of which, subject to regulatory approvals, is expected to be on production during the second quarter of 2006.

During the fourth quarter of 2005 the Trust brought on approximately 400 boe/d of new production above the volumes required to replace natural declines. Fourth quarter production is expected to average approximately 11,000 boe/d, 3% less than third quarter production. Fourth quarter production was negatively impacted by the previously announced Wild River payout account expiry and a 21 day rate restriction due to repairs at a third party processing facility during the month of November. Fairborne has also been informed by the operator of the West Pembina Gas Plant that it plans to perform its scheduled turnaround project during the second quarter of 2006. Although this will impact the Trust's production at Brazeau and Columbia/Harlech, we are currently working on projects to deliver gas to other facilities in the area to minimize the overall production impact.

The Trust has an active winter drilling program with 27 gross (15.5 working interest) wells drilled in Q4 of 2005 and 27 gross (11.5 working interest) wells planned for Q1 of 2006. A major 3D seismic program is also currently underway at the Brazeau Belly River Unit covering approximately 160 square kilometers.

For further information contact:

Main: (403) 290-7750 • Fax: (403) 290-7751 3400, 450 - 1st Street SW Calgary, AB Canada T2P 5H1

File #82-34836

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel.: (403) 290-7759 Fax.: (403) 290-7751
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and CFO
Tel.: (403) 290-3217 Fax.: (403) 290-7751
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Forward Looking Statements: Certain information regarding the Trust in this news release including management's assessment of future plans and operations, production estimates, drilling inventory and wells to be drilled, timing of drilling and tie-in of wells, productive capacity of new wells, capital expenditures and the timing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, the timing and length of plant turnarounds and the impact of such turnarounds and the timing thereof, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Trust's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or, if any of them do so, what benefits the Trust will derive therefrom. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect the Trust's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at the Trust's website (www.fairbornetrust.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

BOE Disclosure: Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FAIRBORNE ENERGY TRUST